05038319

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ECOMMISSION
20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41887

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Eastern Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

865 South Figueroa Street, Suite 3340
(No. and Street)

Los Angeles, CA 90017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Suzana Su (213) 488-5131
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windes & McClaughry Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

111 W. Ocean Boulevard, Suite 2200, Long Beach, CA 90802
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 28 2005 WASH. D.C. 185 SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Suzana Su, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Eastern Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

JEFFREY W. SCHEPPERS
Commission # 1351460
Notary Public - California
Los Angeles County
My Comm. Expires Apr 15, 2006

Signature

Vice President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN EASTERN SECURITIES, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

CONTENTS

WINDES & McCLAUGHRY
ACCOUNTANCY CORPORATION

Certified Public Accountants
& Consultants

Established 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Long Beach, CA 90802

Tel: (562) 435-1191
Fax: (562) 495-1665

www.windes.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
American Eastern Securities, Inc.

We have audited the accompanying statements of financial condition of American Eastern Securities, Inc. (the Company), as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Eastern Securities, Inc., as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windes & McClaughry

Long Beach, California
January 28, 2005

AMERICAN EASTERN SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2004	December 31, 2003
ASSETS		
Cash	$ 55,474	$ 31,437
Deposits with clearing brokers	260,809	258,904
Receivable from clearing brokers	41,678	59,725
Other receivables	67,076	24,172
Securities owned, at market value	263,947	194,958
Other investments	212,733	311,845
Notes receivable	117,863	149,855
Fixed assets	11,410	13,034
Prepaid expenses	56,832	10,563
Other assets	9,576	8,968
TOTAL ASSETS	$ 1,097,398	$ 1,063,461

LIABILITIES AND STOCKHOLDER'S EQUITY

	2004	2003
LIABILITIES		
Commission rebates payable	$ 115,207	$ 24,564
Accounts payable	25,406	19,269
Accrued liabilities	44,939	80,794
Income taxes payable	2,168	43,169
Other liabilities	29,339	23,623
Deferred income taxes	73,800	49,300
	290,859	240,719
COMMITMENTS AND CONTINGENCIES (Note 7)		
STOCKHOLDER'S EQUITY		
Common stock, no par value; authorized 500,000 shares	47,600	47,600
Additional paid-in capital	464,319	464,319
Retained earnings	294,620	310,823
	806,539	822,742
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,097,398	$ 1,063,461

The accompanying notes are an integral part of these financial statements.

AMERICAN EASTERN SECURITIES, INC.

STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003
REVENUES		
Commissions	$ 667,236	$ 579,225
Interest	116,907	177,839
Wrap fee income		38,942
Consulting income	158,741	334,408
Investment gains	205,728	208,786
Other income	464,523	396,911
	1,613,135	1,736,111
EXPENSES		
Commission expense	371,241	257,760
Clearing costs	100,558	125,850
Employee compensation and benefits	564,352	539,125
Interest rebates	458	354
Professional fees	55,292	94,003
Rent expense	122,902	122,477
Depreciation and amortization	4,181	5,531
Regulatory fees and expenses	13,295	11,643
Other operating expenses	398,018	270,685
	1,630,297	1,427,428
INCOME (LOSS) BEFORE PROVISION (BENEFIT) FOR INCOME TAXES	(17,162)	308,683
PROVISION (BENEFIT) FOR INCOME TAXES	(959)	126,506
NET INCOME (LOSS)	($ 16,203)	$ 182,177

The accompanying notes are an integral part of these financial statements.

AMERICAN EASTERN SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Preferred Stock		Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Shares	Amount	Capital	Earnings	Total
Balance, January 1, 2003	2	$100,000	4	$ 47,600	$ 464,319	$ 128,646	$ 740,565
Redemption of Preferred stock	(2)	(100,000)					(100,000)
Net income						182,177	182,177
Balance, December 31, 2003	None	None	4	47,600	464,319	310,823	822,742
Net loss						(16,203)	(16,203)
Balance, December 31, 2004	None	None	4	$ 47,600	$ 464,319	$ 294,620	$ 806,539

The accompanying notes are an integral part of these financial statements.

AMERICAN EASTERN SECURITIES, INC.

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	($ 16,203)	$ 182,177
Adjustment to reconcile net income (loss) to net cash used in operating activities:		
Limited liability company income	(254,373)	(272,697)
Securities received for consulting services		(8,774)
Depreciation and amortization	4,181	5,531
Deferred income taxes	24,500	77,800
(Increase) decrease in operating assets:		
Deposits with clearing brokers	(1,905)	24,316
Receivable from clearing brokers	18,047	(32,248)
Other receivables	(42,904)	(32,781)
Income tax receivable, net		63,245
Securities owned	(68,989)	(157,352)
Prepaid expenses	(46,269)	9,087
Other assets	(608)	(892)
Increase (decrease) in operating liabilities:		
Commission rebates payable	90,643	14,927
Accounts payable	6,137	11,446
Accrued liabilities	(35,855)	36,393
Income taxes payable	(41,001)	29,695
Other liabilities	5,716	23,623
Net Cash Used In Operating Activities	(358,883)	(26,504)
CASH FLOWS FROM INVESTING ACTIVITIES		
Issuance of notes receivable	(13,039)	(79,096)
Collection on notes receivable	45,031	29,803
Purchases of fixed assets	(2,557)	(1,500)
Distributions from limited liability company	353,485	69,683
Net Cash Provided By Investing Activities	382,920	18,890
NET CHANGE IN CASH	24,037	(7,614)
CASH AT BEGINNING OF YEAR	31,437	39,051
CASH AT END OF YEAR	$ 55,474	$ 31,437

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

American Eastern Securities, Inc. (the "Company") was incorporated in the State of California. The Company is a registered broker-dealer under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

The Company introduces its customers to a clearing broker on a fully disclosed basis and, accordingly, is exempt from Rule 15c3-3 of the Securities and Exchange Commission.

Summary of Significant Accounting Policies

Cash

Cash includes account balances in banks and cash balances at brokers.

The Company maintains bank balances which, at times, may exceed federally insured amounts. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk on these accounts.

Depreciation and Amortization

Equipment and office furniture are depreciated using accelerated methods over estimated useful lives of five and seven years, respectively. Leasehold improvements are amortized using an accelerated method over the term of the lease.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Investment gains and losses, which are composed of both realized and unrealized gains and losses, are presented net on the statements of operations.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statements of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at cost, which approximates fair value.

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies (Continued)

Commission Revenue and Expense Recognition

The Company records commission revenues and expenses on a trade-date basis as security transactions occur. Additionally, the Company records interest revenue and clearing costs from transactions associated with customer account balances.

Provision for Income Taxes and Deferred Income Taxes

Income taxes are provided for the effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Deferred income tax assets or liabilities are attributable to temporary differences resulting from the amount of the current year's California Franchise Tax, unrealized trading gains and losses, state net operating loss (NOL) carryforwards, and temporary differences between book and tax depreciation methods.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – Other Investment

Other investments include the Company's investment in Luminus Capital, LLC (LLC), which is reported under the equity method at the fair market value of the underlying net assets. The Company is the managing member of LLC. At December 31, 2004 and 2003, the Company held an approximate 1.5% and 2.0% interest, respectively, in LLC. The net income for 2004 and 2003 was approximately $34,000 and $42,000, respectively, and is included in investment gains and losses on the statements of operations.

NOTE 2 - Other Investment (Continued)

As the managing member of LLC, the Company receives both a management fee and a performance fee. The management fee was approximately $78,000 and $96,000 for 2004 and 2003, respectively, and is reported as an expense on LLC's financial statements. The performance fee was approximately $351,000 and $230,200 for 2004 and 2003, respectively. The performance fee is a preferred allocation of members' capital to the managing member, and is based upon the net increase in the net asset value of LLC. Both the management fee and performance fee totaled approximately $429,000 and $326,200 for 2004 and 2003, respectively, and are included in other income on the statements of operations. Up until June 30, 2003, the Company received the total management and performance fees gross, and paid the LLC fund manager their portion of these fees. Beginning July 1, 2003, the LLC began paying the fund manager directly and the Company's fees are net of the fund manager fee. However, the first quarter performance fee of 2004 was received gross. The Company paid the fund manager a share of the fee, which totaled approximately $130,900, and is included in other operating expenses on the statements of operations. All other fees were received net.

The financial position and results of operations of the Company's equity-based investment is summarized below:

	December 31,	
	2004	2003
	(Unaudited)	(Unaudited)
Cash and cash equivalents	$ 7,940,000	$ 5,476,000
Due from broker/dealer	6,930,000	2,198,000
Marketable securities, at fair market value	7,424,000	10,949,000
	$22,294,000	$18,623,000
Investments - short	$ 7,209,000	$ 2,225,500
Other liabilities	787,000	767,000
Members' capital	14,298,000	15,630,500
	$22,294,000	$18,623,000

NOTE 2 – Other Investment (Continued)

	For the Year Ended December 31,	
	2004	2003
	(Unaudited)	(Unaudited)
Income	$ 3,102,000	$ 3,384,000
Expense	413,000	205,000
Net income	$ 2,689,000	$ 3,179,000

NOTE 3 – Securities Owned

Securities owned consists of trading securities at market value, as follows:

	December 31,	
	2004	2003
Common stocks	$ 243,750	$ 174,803
Mutual funds	3,397	3,355
Warrants	16,800	16,800
	$ 263,947	$ 194,958

NOTE 4 – Fixed Assets

Fixed assets consists of the following:

	December 31,	
	2004	2003
Leasehold improvements	$ 14,745	$ 14,745
Computer equipment	39,846	37,289
Machinery and equipment	3,923	3,923
Furniture and fixtures	12,031	12,031
	70,545	67,988
Less: accumulated depreciation and amortization	59,135	54,954
	$ 11,410	$ 13,034

NOTE 5 – Profit Sharing Plan

The Company maintains qualified defined contribution retirement plans covering substantially all of its employees. The plans provide for discretionary employer profit sharing contributions and employee elective deferrals. The Company contributed $10,000 and $50,000 for the years ended December 31, 2004 and 2003, respectively.

NOTE 6 – Provision (Benefit) for Income Taxes

The provision (benefit) for income taxes consists of the following:

	For the Year Ended December 31, 2004	2003
Currently receivable	($ 26,259)	
Currently payable	800	$ 48,706
Deferred	24,500	77,800
	($ 959)	$ 126,506

The Company's deferred tax asset (liability) is as follows:

	December 31, 2004	2003
Noncurrent deferred tax asset	$ 19,900	$ 13,200
Current deferred tax liability	(93,700)	(62,500)
Net deferred tax liability	($ 73,800)	($ 49,300)

At December 31, 2004, the Company has 2004 federal and franchise tax overpayments of approximately $32,000 and $10,000, respectively. Additionally, the Company has a net federal income tax refund receivable of approximately $2,000, which is comprised of taxes payable of approximately $24,200 for 2003 and a refund of approximately $26,200 for the 2004 NOL carryback. These amounts are included in prepaid expenses on the statement of financial condition. Income taxes payable consists of franchise taxes for 2003 of $2,200. At December 31, 2003, income taxes payable consists of federal and franchise taxes payable of approximately $32,000 and $11,000, respectively. The Company has a California NOL carryover of approximately $225,000, which expires through 2014.

NOTE 7 - Commitments and Contingencies

Lease

The Company conducts its operations in leased office space under a noncancelable operating lease, which expires in July 2006. In general, the office lease provides for payment of taxes, maintenance and insurance by the Company. The Company subleases a portion of its office space to various consulting customers on a month-to-month basis.

Future minimum lease commitments under this lease are as follows:

Year Ending December 31,	
2005	$ 51,974
2006	30,318
	$ 82,292

Rent expense, including all operating leases and common area services and costs, totaled approximately $122,900 and $122,500 for the years ended December 31, 2004 and 2003, respectively.

Sublease income for each of the years ending December 31, 2004 and 2003 totaled approximately $34,000 and $40,700, respectively, and is included in other income.

Clearing Broker Agreement

The Company has a clearing agreement with a clearing broker. Under the terms of the agreement, the Company is required to maintain a fidelity bond minimum coverage of $500,000 and a deposit totaling $250,000. The deposit is maintained in cash and cash equivalent funds. In addition, the Company is contingently liable to the clearing broker in the event of nonperformance by its introduced customers. It is the Company's policy to continuously monitor its exposure to this risk.

NOTE 8 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The following summarizes the Company's compliance with such requirements:

	December 31,	
	2004	2003
Net capital	$ 225,377	$ 164,521
Required net capital	100,000	100,000
Excess net capital	$ 125,377	$ 64,521
Aggregate indebtedness to capital	.96 to 1	1.16 to 1

NOTE 9 - Related-Party Transactions

During 2004 and 2003, the Company loaned funds to the stockholder. The loan is due on demand and is unsecured, with interest at 5%. The balance of approximately $117,900 and $149,900 at December 31, 2004 and 2003, respectively, is listed as notes receivable on the statements of financial condition. Interest income approximated $7,040 and $5,800 during 2004 and 2003, respectively.

NOTE 10 - Stock Warrants

During the year ended December 31, 2003, in connection with providing consulting services, the Company received a stock warrant purchase agreement. The agreement allows the Company to purchase 571,428 shares of common stock of American Dairy Inc. (ADIY), at any time until August 28, 2006, at an exercise price of $1.75 per share. During the year ended December 31, 2004, the Company received additional warrants to purchase 237,591 shares of common stock of ADIY at an exercise price of $1.50 until October 16, 2009. The stocks are unregistered and the agreement contains provisions restricting transferability and rights to the common stock. If the Company were to exercise the warrants, it would have a significant effect on the stock's market price, as such, management believes the fair market value at December 31, 2004 would be insignificant to these financial statements.

AMERICAN EASTERN SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE 11 – Supplemental Disclosures of Cash Flow Information

	December 31,	
	2004	2003
Cash paid during the year for:		
Interest paid	$ 458	$ 354
Income taxes paid	$ 58,611	$ 800

AMERICAN EASTERN SECURITIES, INC.

SUPPLEMENTARY INFORMATION

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION WITH COMPUTATION INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING
DECEMBER 31, 2004

CREDITS	
Stockholders' equity per Company's unaudited X-17A-5 Part IIA filing	$ 816,599
Net audit adjustments	(10,060)
Stockholder's equity	806,539
ADD	
Other allowable credits - deferred income taxes payable	93,874
Stockholder's equity and allowable credits	900,413
DEBITS	
Nonallowable assets:	
Other investments	212,733
Receivables from non-customers	184,939
Securities not readily marketable	186,633
Fixed assets	11,410
Prepaid expenses	56,832
Other assets	9,576
	662,123
NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITIONS (TENTATIVE NET CAPITAL)	238,290
HAIRCUT ON SECURITIES	
Trading securities - corporate stock	11,597
Money market - mutual fund	1,316
	12,913
NET CAPITAL	225,377
MINIMUM NET CAPITAL REQUIREMENTS - THE GREATER OF $100,000 OR 6-2/3% OF AGGREGATE INDEBTEDNESS OF $223,003	100,000
Excess net capital	$ 125,377
Excess net capital at 1000%	$ 203,671
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	.96
NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5	
Part IIA filing	$ 237,297
Net audit adjustments	(11,920)
NET CAPITAL PER REPORT PURSUANT TO RULE 17A-5	$ 225,377
AGGREGATE INDEBTEDNESS PER COMPANY'S UNAUDITED FORM X-17A-5	
Part IIA filing	$ 278,730
Net audit adjustments	(61,671)
AGGREGATE INDEBTEDNESS	$ 217,059

AMERICAN EASTERN SECURITIES, INC.

SUPPLEMENTARY INFORMATION

SCHEDULE II
DECEMBER 31, 2004

1. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3:

   Not applicable because the Company has complied with the exemptive provisions of Rule 15c3-3 as of December 31, 2004.

2. Information Relating to Possession or Control Requirements Under Rule 15c3-3:

   Not applicable because the Company has complied with the exemptive provisions of Rule 15c3-3 as of December 31, 2004.

WINDES & MCCLAUGHRY
ACCOUNTANCY CORPORATION

Certified Public Accountants
& Consultants

Established 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Long Beach, CA 90802

Tel: (562) 435-1191
Fax: (562) 495-1665
www.windes.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors of
American Eastern Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of American Eastern Securities, Inc. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with

reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windes & McClaughry

Long Beach, California
January 28, 2005